UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

GFI Group Inc.

(Name of Subject Company)

BGC Partners, L.P.

(Offeror)

BGC Partners, Inc.

(Parent of Offeror)

BGC Holdings, LLC

BGC Holdings, L.P.

BGC GP, LLC

Cantor Fitzgerald, L.P.

CF Group Management, Inc.

Howard W. Lutnick

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

361652 20 9

(CUSIP Number of Class of Securities)

BGC Partners, Inc.

499 Park Avenue

New York, New York 10022

Attention: Stephen M. Merkel, Esq.

(212) 610-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: David K. Lam, Esq.

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$665,901,558	$77,378

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of: (1) 126,541,799 shares of common stock (“Shares”) of GFI Group Inc. (“GFI”) issued and outstanding as of July 31, 2014 as set forth in GFI’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2014 (the “Form 10-Q”), plus (2) 16,193,862 Shares subject to issuance in respect of Restricted Stock Units outstanding as of June 30, 2014, as set forth in the Form 10-Q, plus (3) 6,316 Shares subject to issuance pursuant to exercisable options as of June 30, 2014, as set forth in the Form 10-Q, plus (4) 1,171,879 Shares subject to issuance in respect of contingently issuable shares outstanding as of June 30, 2014, as set forth in the Form 10-Q, less (5) 17,075,464 Shares owned by BGC Partners, L.P.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $77,378	Filing Party: BGC Partners, Inc.
Form or Registration No.: Schedule TO (File No. 005-80318)	Date Filed: October 22, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 22, 2014 (as previously amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) by BGC Partners, Inc. (“BGC”), a Delaware corporation, and BGC Partners, L.P., a Delaware limited partnership and subsidiary of BGC (the “Purchaser”). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of GFI Group Inc., a Delaware corporation (“GFI”), at $5.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 22, 2014 (as subsequently amended and supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as subsequently amended and restated from time to time) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

As permitted by General Instruction G to Schedule TO, this Amendment No. 2 also amends the Schedule 13D, dated September 3, 2014 (the “Original 13D”) as subsequently amended (as amended, the “Amended 13D”), filed by BGC Partners, L.P., a Delaware limited partnership; BGC Holdings, LLC, a Delaware limited liability company; BGC Holdings, L.P., a Delaware limited partnership; BGC GP, LLC, a Delaware limited liability company; BGC Partners, Inc., a Delaware corporation (collectively with BGC Partners, L.P., BGC Holdings, LLC, BGC Holdings, L.P. and BGC GP, LLC, the “BGC Entities”); Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”); CF Group Management, Inc., a New York corporation (“CFGM”); and Howard W. Lutnick (collectively with the BGC Entities, CFLP and CFGM, the “Reporting Persons” and each, a “Reporting Person”).

Except as set forth in this Amendment, the Amended 13D is unmodified.

All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

1	Names of reporting persons. BGC Partners, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4%(1)(2)
14	Type of reporting person* PN

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

1	Names of reporting persons. BGC Holdings, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4%(1)(2)
14	Type of reporting person* OO

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock of GFI Group Inc. reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

1	Names of reporting persons. BGC Holdings, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4%(1)(2)
14	Type of reporting person* PN

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock of GFI Group Inc. reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

1	Names of reporting persons. BGC GP, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4% (1)(2)
14	Type of reporting person* OO

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock of GFI Group Inc. reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

1	Names of reporting persons. BGC Partners, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4% (1)(2)
14	Type of reporting person* CO

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock of GFI Group Inc. reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

1	Names of reporting persons. Cantor Fitzgerald, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,120,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,120,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,120,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4% (1)(2)
14	Type of reporting person* PN

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,120,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record as follows: 17,075,464 shares are held of record by BGC Partners, L.P. and 45,000 shares are held of record by Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock of GFI Group Inc. reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

1	Names of reporting persons. CF Group Management, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,120,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,120,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,120,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4% (1)(2)
14	Type of reporting person* CO

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,120,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record as follows: 17,075,464 shares are held of record by BGC Partners, L.P. and 45,000 shares are held of record by Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock of GFI Group Inc. reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

1	Names of reporting persons. Howard W. Lutnick
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,120,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,120,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,120,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4%(1)(2)
14	Type of reporting person* IN

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,120,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record as follows: 17,075,464 shares are held of record by BGC Partners, L.P. and 45,000 shares are held of record by Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock of GFI Group Inc. reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

Items 1 through 9; Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

On November 19, 2014, BGC and the Purchaser issued a press releases regarding the receipt of approval from the United Kingdom Financial Conduct Authority for BGC’s consummation of the Offer. The full text of the press release is attached as Exhibits (a)(5)(D) to the Schedule TO and is incorporated herein by reference.

The Offer to Purchase is hereby amended and supplemented as follows:

1. In the “Summary Term Sheet,” the second paragraph under the caption “How does the Offer relate to the announced acquisition of GFI by Chicago Mercantile Exchange Group Inc.?” is hereby amended and supplemented by adding the following new paragraph after such paragraph:

“In the event the Offer is consummated and the CME Transaction is not terminated prior to the vote of stockholders of GFI with respect to the CME Transaction, our current intent is to vote all of the Shares we own against the merger of CME and GFI. Because we are seeking to purchase at least a majority of all outstanding Shares on a fully diluted basis, in such event, our vote against the merger would cause the vote of the CME Transaction to fail.”

2. Under the heading “The Offer—Section 3—Procedure for Tendering Shares,” the third paragraph is hereby amended and restated in its entirety to read as follows:

“The valid tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iv) when the same are accepted for payment by the Purchaser, the Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Such tender of Shares will not constitute any representation or warranty to the GFI board of directors or GFI Special Committee with respect to the CME Transaction, but is an agreement to sell your Shares to BGC subject to the terms and conditions of the Offer.”

3. Under the heading “The Offer—Section 11—Background of the Offer; Other Transactions with GFI,” the four paragraphs immediately above the letter to GFI shareholders are hereby amended and restated in their entirety to read as follows:

“On October 30, 2014, counsel for BGC sent to counsel for the GFI Special Committee a draft tender offer support agreement that was substantially in the form of the CME Merger Agreement with adjustments to provide for a tender offer (rather than a merger) and to take into account BGC’s proposed acquisition of all of GFI’s business (rather than solely Trayport and FENICS).”

“On November 4, 2014, GFI issued a press release and a Solicitation/Recommendation Statement on Schedule 14D-9 announcing the GFI board’s recommendation that GFI stockholders reject the Offer and not tender their Shares pursuant to the Offer.”

“On November 6, 2014, counsel for the GFI Special Committee sent a revised draft of the tender offer support agreement to counsel for BGC, and on November 9, 2014, counsel for BGC sent a revised draft of the tender offer support agreement to counsel for the GFI Special Committee.”

“On November 10, 2014, counsel for BGC and counsel for the GFI Special Committee held a telephonic conference to discuss the draft of the tender offer support agreement, dated November 9, 2014. The respective counsels discussed the regulatory approvals required for the contemplated transaction and GFI’s role in cooperating with the related financing as well as the inclusion of non-solicitation provisions. It was also discussed that pursuant to the tender offer support agreement the GFI Special Committee would be willing to cause the resignations and appointments necessary for BGC to obtain control of the GFI board.”

“On November 12, 2014, counsel for the GFI Special Committee sent a revised draft of the tender offer support agreement to counsel for BGC, and on November 15, 2014, counsel for BGC sent a revised draft of the tender offer support agreement to counsel for the GFI Special Committee.”

“On November 16, 2014, counsel for BGC and counsel for the GFI Special Committee held a telephonic conference to discuss the draft of the tender offer support agreement, dated November 15, 2014. Such discussions included the required regulatory approvals BGC required for the Offer and the appropriate methods of exchanging information given the lack of a nondisclosure agreement between the parties.”

4. Under the heading “The Offer—Section 12—Purpose of the Offer; Plans for GFI,” the penultimate paragraph is hereby amended and restated to read as follows:

“In connection with the Offer, BGC and the Purchaser have reviewed, and will continue to review, various possible business strategies that it might consider in the event that BGC acquires control of GFI. In addition, if and to the extent that BGC acquires control of GFI or otherwise obtains access to the books and records of GFI, BGC and the Purchaser intend to conduct a detailed review of GFI and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable to achieve anticipated synergies in the combined company, in light of the circumstances which then exist. Such strategies could include, among other things, changes in GFI’s business, corporate structure, rationalization of employment and cost levels, marketing strategies, capitalization, management or the divestiture of certain assets or businesses. Although we have no current intent with respect to the disposition of the GFI Shares, in the event the Offer is consummated, we reserve the right to sell the GFI Shares we hold, including those acquired in the Offer, to a third party. In such event, because we would hold at least a majority of all outstanding Shares on a fully diluted basis, it is possible that we would be able to sell such GFI Shares at a price higher than the offer price.”

5. Under the heading “The Offer—Section 15—Certain Legal Matters; Regulatory Approvals—Other,” the second paragraph is hereby amended and restated as follows:

“Any merger or other similar business combination with GFI would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, we may be required to comply with Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning GFI and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.”

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

(a)(5)(D)	Text of press release issued by BGC, dated November 19, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2014

BGC PARTNERS, INC.

By:	/s/ Stephen M. Merkel
Name:	Stephen M. Merkel
Title:	Executive Vice President, General Counsel and Secretary

BGC PARTNERS, L.P.

By:	/s/ Stephen M. Merkel
Name:	Stephen M. Merkel
Title:	Executive Vice President, Chief Legal Officer and Secretary

BGC HOLDINGS, LLC

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

BGC HOLDINGS, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

BGC GP, LLC

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

CANTOR FITZGERALD, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, President and Chief Executive Officer

CF GROUP MANAGEMENT, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, Chief Executive Officer and Director

HOWARD W. LUTNICK

/s/ Howard W. Lutnick

EXHIBIT INDEX

(a)(1)(A)†	Offer to Purchase, dated October 22, 2014.

(a)(1)(B)†	Form of Letter of Transmittal, dated October 22, 2014.

(a)(1)(C)†	Form of Notice of Guaranteed Delivery, dated October 22, 2014.

(a)(1)(D)†	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 22, 2014.

(a)(1)(E)†	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 22, 2014.

(a)(1)(F)†	Form of summary advertisement, dated October 22, 2014.

(a)(5)(A)†	Text of press release issued by BGC, dated October 22, 2014.

(a)(5)(B)†	Text of press release issued by BGC, dated November 6, 2014 (incorporated by reference to Exhibit 99.1 of BGC Partners, Inc.’s Current Report on Form 8-K filed with the SEC on November 6, 2014).

(a)(5)(C)†	Text of press release issued by BGC, dated November 12, 2014.

(a)(5)(D)	Text of press release issued by BGC, dated November 19, 2014.

(b)†	Commitment Letter from Morgan Stanley Senior Funding, Inc. to BGC Partners, Inc., dated October 21, 2014.

†	Previously filed